2884 Sand Hill Road Suite 200 Menlo Park, CA 94025 T 650.234.6000 roberthalf.com

October 26, 2020

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attention: Donna Di Silvio and Rufus Decker

Re:     Robert Half International Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 14, 2020
    File No. 1-10427

Dear Ms. Di Silvio and Mr. Decker:

This letter is an addendum to our response to SEC Staff comments regarding the Form 10-K for the fiscal year ended December 31, 2019, of Robert Half International Inc. (the “Company”) filed on February 14, 2020. The Staff’s letter dated September 25, 2020, requested several prospective changes in presentation to our filings. In this addendum, we respectfully note for the Staff that the changes in presentation acknowledged in our response letter dated October 9, 2020, will impact additional areas of our future filings beyond those specifically referenced in the Staff’s letter.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 22

1.Since the profits (losses) on investments held in your rabbi trusts appear to be non-operating in nature, please present these amounts below all operating line items in a location and manner similar to the interest income, net line item. Refer to Rule 5-03.7(c) of Regulation S-X.

In response to the Staff's comment, in future filings the Company will present profits (losses) on investments held in the rabbi trusts in a separate line item for all periods presented based on the guidance in Rule 5-03.7 (c) of Regulation S-X. We do respectfully note for the Staff that the Company does not present a subtotal for income from operations in its Consolidated Statements of Operations.

A.Impact Note A - Summary of Significant Accounting Policies

A new section “Income (Loss) from Investments Held in Employee Deferred Compensation Trusts” will be added to Footnote A to describe the change in presentation on the Statement of Consolidated Operations.

Please see Exhibit A using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan to present this information.

Securities and Exchange Commission
October 26, 2020

B.Impact to Note O - Business Segments
Historically, the Company has used the caption “Operating Income” in describing financial results for its reportable segments. Internally, the Company will continue to evaluate the performance of its reportable segments based on income before net interest income, intangible assets amortization expense and income taxes (i.e., inclusive of the profits and losses on the investments held in employee deferred compensation trusts). However, due to the change in presentation on the face of the Consolidated Statements of Operations, the Company will no longer use the caption “Operating Income” for this measure of performance. Prospectively, this measure of segment performance will be captioned “Segment Income.”
Please see Exhibit B using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan to present this information.

C.Impact to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)
As a result of the changes discussed in our response to the Staff’s comments dated October 9, 2020 the commentary in this section will be updated to conform to the new presentation. Specifically, we will make the following changes:
Results of Operations
In order to bridge new filings to our previously filed 10-K for the fiscal year ended December 31, 2019 we will describe both in our Form 10-Q for the quarter ended September 30, 2020 and our Form 10-K for the year ended December 31, 2020 the change in presentation on the Consolidated Statements of Operations and the associated impact to relevant measures.
Non-GAAP Financial Measures
“Combined Segment Income” will be described as a new non-GAAP measure. Combined segment income will be used to describe consolidated results where appropriate, and is defined as income before income taxes adjusted for net interest income and amortization of intangible assets, and is equal to the sum of segment income.
Gross Margin
Gross Margin discussion for risk consulting and internal audit services will reflect the change in presentation, and the impact of Deferred Compensation expenses on gross margin will be described, if material to the results in a given period.
Selling, General and Administrative Expenses
Selling, General and Administrative (“SG&A) Expenses discussion for temporary and consultant staffing and permanent placement staffing divisions will reflect the change in presentation, and the impact of Deferred Compensation expenses on SG&A will be described, if material to the results in a given period.

Securities and Exchange Commission
October 26, 2020

Income from Investments Held in Employee Deferred Compensation Trusts - New Section
Income from investments held in employee deferred compensation trusts will be described in a new section in MD&A.
Income (Loss) before Income Taxes and Segment Income - replacing Operating Income
The Operating Income caption in MD&A will be replaced with Segment Income. When describing consolidated results, the non-GAAP measure of “Combined Segment Income” will be used, and the reconciliation of Combined Segment Income to Income before Income Taxes will be presented.
Please see Exhibit C using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan to present this information.
In response to the Staff's comments, changes to presentation noted above and illustrated in the Exhibits will be made prospectively beginning in our Form 10-Q for the quarterly period ended September 30, 2020. We will include the following in Note A – Summary of Significant Accounting Policies, Basis of presentation. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2020 presentation.

Please do not hesitate to call me at (925) 913-2895 if you have any questions or would like any additional information regarding this matter.

/s/ Michael C. Buckley

Michael C. Buckley
Executive Vice President, Chief Financial Officer

cc:	Evelyn Crane-Oliver, SVP Secretary and General Counsel
Stephen Hilton, SVP Corporate Controller and Treasurer

Securities and Exchange Commission
October 26, 2020

Exhibit A -

Note A - Summary of Significant Accounting Policies
Income (Loss) from Investments Held in Employee Deferred Compensation Trusts
The Company has changed its Consolidated Statements of Operations to present separately Income (Loss) from investments held in employee deferred compensation trusts. Under the Company’s employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company’s deferred compensation obligation to employees changes accordingly. Changes in the Company’s deferred compensation obligations noted above will continue to be included in SG&A or, in the case of risk consulting and internal audit services, direct cost. The value of the related investment trust assets also changes by an equal and offsetting amount, leaving no net cost to the Company. The Company’s income from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments. Such amounts were previously presented as a component of selling, general and administrative expenses, or, in the case of risk consulting and internal audit services, direct cost. Reclassifications have been made to prior years' consolidated financial statements to conform to the 2020 presentation.

Securities and Exchange Commission
October 26, 2020

Exhibit B -

Note O—Business Segments

The Company has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Operating segments are defined as components of the Company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The temporary and consultant staffing segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement staffing segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting and internal audit services segment provides business and technology risk consulting and internal audit services.
The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income before net interest income, intangible assets amortization expense, and income taxes.The following table provides a reconciliation of revenue and segment income by reportable segment to consolidated results (in thousands):

	Years Ended December 31,
	2019	2018
Service revenues
Temporary and consultant staffing	$4,412,125	$4,330,566
Permanent placement staffing	533,432	511,989
Risk consulting and internal audit services	1,128,875	957,716
	$6,074,432	$5,800,271
Segment income
Temporary and consultant staffing	$410,153	$404,800
Permanent placement staffing	83,885	90,801
Risk consulting and internal audit services	127,713	93,324
	621,751	588,925
Amortization of intangible assets	1,361	1,705
Interest income, net	(5,125)	(4,382)
Income before income taxes	$625,515	$591,602

Securities and Exchange Commission
October 26, 2020

Exhibit C -

Relevant Excerpts from Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
[Paragraphs from the original presentation which will not be changed have been intentionally omitted.]
Results of Operations
The Company has changed its Consolidated Statements of Operations to present separately Income (Loss) from investments held in employee deferred compensation trusts. Under the Company’s employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company’s deferred compensation obligation to employees changes accordingly. However, the value of the related investment trust assets also changes by an equal and offsetting amount, leaving no net cost to the Company. Under the new presentation, changes in the Company’s deferred compensation obligations noted above will continue to be included in SG&A or, in the case of risk consulting and internal audit services, direct cost. However, the offsetting changes in the investment trust assets will be presented separately below SG&A. This does not change the reported level of pre-tax or after-tax income or cash flow previously provided. Under the new presentation, we will replace the discussion of consolidated operating income with the non-GAAP measure of combined segment income. This will be calculated as consolidated income before income taxes adjusted for net interest income and amortization of intangible assets, and is equal to the sum of segment income.
Non-GAAP Financial Measures
The financial results of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the SEC. To help readers understand the Company’s financial performance, the Company supplements its GAAP financial results with the following non-GAAP measures: combined segment income and as adjusted revenue growth rates.
Combined segment income is defined as income before income taxes adjusted for net interest income and amortization of intangible assets, and is equal to the sum of segment income. The Company provides combined segment income because it is how the Company evaluates segment performance.

Securities and Exchange Commission
October 26, 2020

Years ended December 31, 2019 and 2018
Gross Margin.    The Company’s gross margin dollars were $2.53 billion for the year ended December 31, 2019, up 4.7% from $2.41 billion for the year ended December 31, 2018. Contributing factors for each reportable segment are discussed below in further detail.
Gross margin dollars for risk consulting and internal audit services represent revenues less costs of services, which consist primarily of professional staff payroll, payroll taxes, benefit costs and reimbursable expenses. The primary drivers of risk consulting and internal audit services gross margin are: i) the relative composition of and number of professional staff and their respective pay and bill rates; and ii) staff utilization, which is the relationship of time spent on client engagements in proportion to the total time available for the Company’s risk consulting and internal audit services staff. Gross margin dollars for the Company’s risk consulting and internal audit division were $315 million for the year ended December 31, 2019, up 16.6% from $270 million for the year ended December 31, 2018. Impacting gross margin is deferred compensation expense related to changes in the fair value of participants’ accounts of $6 million and ($1 million) for the years ended December 31, 2019 and 2018, respectively. Equal and offsetting amounts are included in Income (loss) from investments held in employee deferred compensation trusts. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 27.9% in 2019, down from 28.2% in 2018. The year-over-year deterioration in gross margin percentage was due primarily to an increase in deferred compensation expense related to changes in the fair value of participants’ accounts partially offset by improved staff utilization.
Selling, General and Administrative Expenses.    The Company’s selling, general and administrative expenses consist primarily of staff compensation, advertising, variable overhead, depreciation and occupancy costs. The Company’s selling, general and administrative expenses were $1.96 billion for the year ended December 31, 2019, up 8.2% from $1.81 billion for the year ended December 31, 2018. As a percentage of revenues, the Company’s selling, general and administrative expenses were 32.2% for the year ended December 31, 2019, and 31.2% for the year ended 2018. Contributing factors for each reportable segment are discussed below in further detail.
Selling, general and administrative expenses for the Company’s temporary and consultant staffing division were $1.31 billion for the year ended December 31, 2019, increasing by 7.9% from $1.22 billion for the year ended December 31, 2018. This includes deferred compensation expense related to changes in the fair value of participants’ accounts of $44 million and ($9 million) for the years ended December 31, 2019 and 2018, respectively. Equal and offsetting amounts are included in Income (loss) from investments held in employee deferred compensation trusts. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing were 29.7% in 2019, up from 28.1% in 2018 due primarily to increased deferred compensation expense related to changes in the fair value of participants’ accounts and negative leverage resulting from the Company’s international operations.
Selling, general and administrative expenses for the Company’s permanent placement staffing division were $454 million for the year ended December 31, 2019, increasing by 8.3% from $419 million for the year ended December 31, 2018. This includes deferred compensation expense related to changes in the fair value of participants’ accounts of $5 million and ($1 million) for the years ended December 31, 2019 and 2018, respectively. Equal and offsetting amounts are included in Income (loss) from investments held in employee deferred compensation trusts. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 85.1% in 2019, up from 81.9% in 2018 due primarily to increased deferred compensation expense related to changes in the fair value of participants’ accounts and negative leverage resulting from the Company’s international operations.

Securities and Exchange Commission
October 26, 2020

Income (Loss) from Investments Held in Employee Deferred Compensation Trusts.    Under the Company’s employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company’s deferred compensation obligation to employees changes accordingly. Changes in the Company’s deferred compensation obligations noted above will continue to be included in SG&A or, in the case of risk consulting and internal audit services, direct cost. The value of the related investment trust assets also changes by an equal and offsetting amount, leaving no net cost to the Company. The Company’s income from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments. The Company’s income from investments held in employee deferred compensation trusts was $55 million for the year ended December 31, 2019, and ($11 million) for the year ended December 31, 2018. The higher 2019 income from trust investments was due to positive market returns in 2019.
Income before income taxes and Segment Income.    The Company’s total income before income taxes was $626 million, or 10.3% of revenues, for the year ended December 31, 2019, up 5.7% from $592 million, or 10.2% of revenues, for the year ended December 31, 2018. Combined segment income was $622 million, or 10.2% of revenues, for the year ended December 31, 2019, up 5.6% from $589 million, or 10.2% of revenues, for the year ended December 31, 2018.
A reconciliation of the non-GAAP Combined Segment Income to reported Income Before Income Taxes for the year ended December 31, 2019 is presented in the following table:

	Years Ended December 31,
	2019	2018

Income before income taxes	$625,515	$591,602
Interest income, net	(5,125)	(4,382)
Amortization of intangible assets	1,361	1,705
Combined segment income	$621,751	$588,925
For the Company’s temporary and consultant staffing division, segment income was $410 million, or 9.3% of applicable revenues, for the year ended December 31, 2019, up 1.3% from $405 million, or 9.3% of applicable revenues, for the year ended December 31, 2018. For the Company’s permanent placement staffing division, segment income was $84 million, or 15.7% of applicable revenues for the year ended December 31, 2019, down 7.6% from segment income of $91 million, or 17.7% of applicable revenues, for the year ended December 31, 2018. For the Company’s risk consulting and internal audit services division, segment income was $128 million, or 11.3% of applicable revenues, for the year ended December 31, 2019, up 36.8% from segment income of $93 million, or 9.7% of applicable revenues, for the year ended December 31, 2018.